SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                    Youth Services International, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 987816105
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              March 26, 1998
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    874,330 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 7.9% (2)


12. Type of Reporting Person: PN

--------------
(1) Includes 874,330 shares of stock obtainable upon conversion of the Issuer's 7.0% Convertible Subordinated Notes due 2006 (the "Bonds") as follows: 312,072 shares obtainable upon conversion by HBK Securities Ltd. of $3,890,500 principal amount of the Bonds held by HBK Securities Ltd.; (ii) 131,149 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $1,635,000 principal amount of Bonds held by HBK Offshore Fund Ltd.; (iii) 420,281 shares obtainable upon conversion by HBK Finance L.P. of $5,239,500 principal amount of Bonds held by HBK Finance L.P.; and (iv) 10,828 shares obtainable upon conversion by HBK Main Street Investments L.P. of $135,000 principal amount of Bonds held by HBK Main Street Investments L.P. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the Bonds held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement with HBK Fund L.P. and HBK Capital L.P., upon conversion by HBK Finance L.P. and HBK Main Street Investments L.P. of the Bonds held by each such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 11,033,664.

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    420,281 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 4.0% (2)


12. Type of Reporting Person: BD

--------------
(1) Includes 420,281 shares of stock obtainable upon conversion of $5,239,500 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 10,579,615.

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Main Street Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    10,828 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 0.1% (2)


12. Type of Reporting Person: PN

--------------
(1) Includes 10,828 shares of stock obtainable upon conversion of $135,000 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK
    Investments L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 10,170,162.

Item 1(a).    Name of Issuer.

    The name of the issuer is Youth Services International, Inc. (the
"Company").

Item 1(b).    Address of Issuer's Principal Executive Offices.

    The principal executive offices of the Issuer are located at 2 Park Center Court, Suite 200, Owings Mills, MD 21117.

Item 2(a).    Names of Persons Filing.

    Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Finance L.P., a Delaware limited partnership ("Finance"), and HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).    Address of Principal Business Office, or if None, Residence.

    The principal business office for each of the Item 2 Persons is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

Item 2(c).    Citizenship.

    All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

    This Schedule 13G statement relates to the common stock, par value $0.01, of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

    The CUSIP number of the shares is 987816105.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

    If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

    (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c);

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

    (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

    (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.  Ownership.

    (a) - (b)

    Reporting Person

    Pursuant to an Investment Management Agreement with HBK Securities
Ltd. ("Securities"), Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 312,072 shares of Stock obtainable upon conversion of $3,890,500 principal amount of the Bonds held by Securities, which constitutes approximately 2.8% of the 11,033,664 shares of the Stock deemed to be outstanding thereunder. Also, pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 131,149 shares of Stock obtainable upon conversion of $1,635,000 principal amount of the Bonds held by Offshore, which constitutes approximately 1.2% of the 11,033,664 shares of the Stock deemed to be outstanding thereunder. Also, pursuant to an Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 420,281 shares of the Stock obtainable upon conversion of $5,239,500 principal amount of the Bonds held by Finance, which constitutes approximately 3.8% of the 11,033,664 shares of the Stock deemed to be outstanding thereunder. Finally, pursuant to an Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 10,828 shares of the Stock obtainable upon conversion of $135,000 principal amount of the Bonds held by Main Street, which constitutes approximately 0.1% of the 11,033,664 shares of the Stock deemed to be outstanding thereunder.

    Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 420,281 shares of Stock obtainable upon conversion of $5,239,500 principal amount of the Bonds held by Finance, which constitutes approximately 4.0% of the 10,579,615 shares deemed to be outstanding thereunder.

    Pursuant to Rule 13d-3(d)(1)(i), Main Street may be deemed to be the beneficial owner of 10,828 shares of Stock obtainable upon conversion of $135,000 principal amount of the Bonds held by Main Street, which constitutes approximately 0.1% of the 10,170,162 shares deemed to be outstanding thereunder.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 874,330 shares of the Stock, which constitutes approximately 7.9% of the 11,033,664 shares of the Stock deemed to be outstanding.

    Each of (1) Fund, as sole general partner of Finance and Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 431,109 shares of the Stock, which constitutes approximately 4.1% of the 10,590,443 shares of the Stock deemed to be outstanding.

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 874,330 shares of the Stock, which constitutes approximately 7.9% of the 11,033,664 shares of the Stock deemed to be outstanding.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (c)

    None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8.  Identification and Classification of Members of the Group.

    This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.  Notice of Dissolution of Group.

    Not applicable.

Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     March 26, 1998



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (2)



                             HBK MAIN STREET INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.